October 18, 2024

Matthew J. Smith
Chief Financial Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, NY 10022

       Re: Stronghold Digital Mining, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated September 25, 2024
           File No. 001-40931
Dear Matthew J. Smith:

       We have reviewed your September 25, 2024 response to our comment and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our September 19, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Significant Accounting Policies Cryptocurrency Hosting Revenue, page 94

1. We do not believe your statement that you have adopted a new accounting policy for noncash consideration effective July 1, 2024 complies with the requirements for error correction in ASC 250-10-45-23 and SAB 108. Please reconsider this statement and tell us how you will correct the errors in accordance with the guidance applicable to error corrections.
2. Please tell us how you determined the corrected ASC 606 transaction price for each hosting contract. Where helpful to an understanding, include specific citation(s) to
       ASC 606.
 October 18, 2024
Page 2
3.    Please revise your proposed cryptocurrency hosting revenue accounting policy to
      address the following points:
          Reorganize your disclosure to separately describe the promises, the performance obligation, the consideration, the transaction price, and your timing of
          recognition, including contract duration.
          The statement that hosting services consist of electrical power and internet access appears to be inaccurate. For example, in your May 6, 2024 response letter, you indicated that Stronghold promises to unload, install, provision, maintain and operate customer-controlled bitcoin mining machines located at your premises, including the provision of electrical power, internet access, racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots for such mining machines.
          State your May 6, 2024 conclusion that each such promise is not separately identifiable from the other promises in the contract and therefore represents a single performance obligation to provide an integrated hosting service.
          Consolidate the various statements about consideration into a single, cohesive disclosure. For example, remove the statement from the first paragraph that indicates the consideration for such integrated hosting service is limited to a stated
          amount per MWh; remove the reference to    earned    in the
description of
          consideration so as to avoid confusion with your disclosure about recognition; and
          clarify that the statement    the Company   s portion of the Bitcoin
mined    means
          that you are entitled to a portion of the Bitcoin mined by your
customers    mining
          machines that you host.
          Clarify what the transaction price is and how you determined it (see e.g., ASC
          606-10-32-8.) Include the disclosure required by ASC 606-10-50-20. Also, revise
          the statement that,    The Company recognizes cryptocurrency hosting
revenue to
          the extent that a significant reversal of such revenue will not
occur,    to be
          consistent with the requirements of ASC 606-10-32-11 through 32-13, and clarify whether you are applying the constraint.
          Clarify your method for measuring progress toward complete satisfaction of your performance obligation (see e.g, ASC 606-10-25-31 to 25-37.) Also, make the disclosure required by ASC 606-10-50-18. In your response, tell us whether you use the practical expedient in ASC 606-10-55-18 to measure progress towards satisfying your performance obligation, and if so, explain to us why you believe that practical expedient applies.
          State, if true, that the contracts have a two-year term, neither the Company nor the customer can cancel or terminate the hosting agreements without penalty before the two-year term elapses, and therefore you have concluded that the accounting duration of the contract is two years.
          Describe the renewal options and clarify in disclosure and for us whether they are material rights. For example, the consideration is not limited to a stated amount per MWh, but also includes a portion of bitcoin mined by your
customers    mining
          machines.
          Make the disclosure required by ASC 606-10-50-8, 50-13, 50-17 and 50-18.
 October 18, 2024
Page 3

       Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets